Mail Stop 3561

October 25, 2006

Mr. Terry J. Lundgren
Chairman of the Board, President and Chief Executive Officer
Federated Department Stores, Inc.
7 West Seventh Street
Cincinnati, Ohio 45202

      Re: Federated Department Stores, Inc.
              Form 10-K/A for Fiscal Year Ended January 28, 2006
              Filed June 6, 2006

              Form 10-Q for Fiscal Quarter Ended July 29, 2006
              Filed September 7, 2006

              File 1-13536

Dear Mr. Lundgren:

      We have reviewed your response dated August 29, 2006 to our previous comments and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A, for the Fiscal Year Ended January 28, 2006

Consolidated Financial Statements

Note to Consolidated Financial Statements
Note 1 – Organization and Summary of Significant Accounting Policies

1. We note your response to comment 8 of our letter dated September 19, 2006 relating to your disclosure of the amount cooperative advertising reimbursements netted against gross advertising costs. As you know, GAAP requires the disclosure of gross advertising expense for all periods presented instead of advertising expense, net of reimbursements, as disclosed in Note 1 of your Form 10-K for fiscal 2005. Accordingly, we do not consider the amount of your cooperative advertising reimbursements to be a disclosure of confidential information.   Please include in your revised disclosure the amount of cooperative advertising reimbursements netted against gross advertising expense for all periods presented. Please show us your revised disclosure with this additional information. Refer to paragraph .49 of SOP 93-7.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated

by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact H. Christopher Owings, Assistant Director, at (202) 551-3725 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief